[Dechert Letterhead]

March 19, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	ING Investors Trust, on behalf of ING Large Cap Growth Portfolio (to be renamed Voya Large Cap Growth Portfolio on or about May 1, 2014)

Dear Ladies and Gentlemen:

Attached for filing via the EDGAR system is a registration statement on Form N-14 under the Securities Act of 1933, as amended, for ING Investors Trust, to be renamed Voya Investors Trust (“Registrant”).  This Form N-14 is being filed in connection with a reorganization in which ING Large Cap Growth Portfolio (which is anticipated to be named Voya Large Cap Growth Portfolio prior to the date of effectiveness of this registration statement), a series of the Registrant, will acquire all of the assets of ING BlackRock Health Sciences Opportunities Portfolio (which is anticipated to be named VY BlackRock Health Sciences Opportunities Portfolio prior to the date of effectiveness of this registration statement), another series of the Registrant, in exchange for shares of ING Large Cap Growth Portfolio and the assumption by ING Large Cap Growth Portfolio of the known liabilities of ING BlackRock Health Sciences Opportunities Portfolio.

No fees are required in connection with this filing.  Should you have any questions please feel free to contact the undersigned at 704-339-3164 or Kristen Freeman at 480-477-2650.

Very truly yours,

/s/ Corey Rose
Corey Rose
Dechert LLP